Exhibit 99.1

Golden Star Reports High Grade In-Fill Drilling Results from Prestea Underground Gold Mine

Results Include 1.1 Metres Grading 75.7 Grams Per Tonne of Gold

TORONTO, July 6, 2017 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to report 14 results from the 2017 in-fill drilling program at its Prestea Underground Gold Mine ("Prestea Underground") in Ghana.

The focus of this program was to further define the West Reef ore body, where Prestea Underground's high grade Mineral Reserves (1.09 million tonnes at 13.93 grams per tonne ("g/t") of gold ("Au") are located.

HIGHLIGHTS:

•	Assay results for 14 diamond drill ("DD") holes from the 2017 Prestea Underground in-fill drilling program have been received
•	The 14 DD holes comprised 2,323 metres of drilling and were drilled from within Prestea Underground's workings
•	Significant intercepts included:
•	o 1.1 metres ("m") grading 75.7 g/t Au from 147.0m in hole WR17-24-274S05A
•	o 2.0m grading 26.9 g/t Au from 148.2m in hole WR17-24-274S03
•	o 3.3m grading 14.7g/t Au from 140.7m in hole WR17-24-274S10
•	o 3.2m grading 14.4g/t Au from 146.8m in hole WR17-24-274S04A, including:
•	0.9m grading 39.5g/t Au from 146.8m
•	These results confirm the previously modelled high grade nature, strong continuity of gold mineralization and thickness of the West Reef ore body (averaging 1.5 metres)
•	Assay results for five holes are pending and a further three holes remain to be drilled in the 2017 Prestea Underground in-fill drilling program – all remaining results are expected during the third quarter of 2017

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"This in-fill drilling program has further increased our confidence in the grade, continuity and thickness of the currently defined West Reef Mineral Reserve. Our exploration team will begin the extension drilling of the West Reef during the second half of 2017 and I am looking forward to announcing those results in due course.  The development of our first raise is complete and our second raise is going well, with the raise climber now having advanced 90 metres up from 24 Level. Prestea Underground is one of the highest grade development projects in West Africa1 and when it commences production it will contribute strongly to Golden Star's transformation into a high grade, low cost gold producer."

Notes
1. Based on publicly available information of public companies.

14 Drilling Results

During the second quarter of 2017 Golden Star conducted an in-fill stope definition drilling program to further delineate the West Reef ore body of Prestea Underground.  This work focused on assessing flexures in the dip of the ore body ahead of raise development and ultimately stope development.

Twenty holes have been drilled to date, with the assay results for 14 of these holes announced today.  These results confirm the previously modelled high grade nature and strong continuity of gold mineralization and the thickness of the ore body.  The full set of results is listed in Appendix A.

Expected Drilling Results

Assay results for five holes are pending, one hole was abandoned and a further three holes are expected to be drilled in the 2017 Prestea Underground in-fill drilling program.  The results of these holes are expected to be announced during the third quarter of 2017.

APPENDIX A

Full set of initial 14 DD results

HOLE ID	Azimuth (°)	Dip (°)	From (m)	To (m)	Drilled Width (m)	True Width (m)	Grade (Au g/t)
WR17-24-274S01	294	11	156.3	160.9	4.6	4.54	5.7
Including	294	11	159.2	160.3	1.1	1.09	12.7
WR17-24-274S02	284	3	158.4	159.2	0.8	0.77	3.3
WR17-24-274S03	276	10	148.2	150.2	2.0	1.99	26.9
WR17-24-274S03A	276	10	149.5	151.7	2.2	2.17	11.8
Including	276	10	150.0	150.9	0.8	0.84	27.0
WR17-24-274S04	270	12	147.2	148.2	1.0	0.99	36.6
WR17-24-274S4A	270	12	146.8	150.0	3.2	3.17	14.4
Including	270	12	146.8	147.7	0.9	0.89	39.5
WR17-24-274S05	259	13	147.4	148.0	0.6	0.60	24.1
WR17-24-274S05A	259	13	147.0	148.1	1.1	1.09	75.7
WR17-24-274S05B	259	13	147.0	149.1	2.1	2.06	16.0
Including	259	13	148.2	149.1	0.9	0.92	35.0
WR17-24-274S06	298	28	147.0	150.0	2.8	2.8	9.8
WR17-24-274S07	302	39	148.5	149.5	1.0	0.95	22.3
WR17-24-274S09	286	16	147.0	150.0	3.0	2.99	8.3
WR17-24-274S10	288	30	140.7	144.0	3.3	3.25	14.7
WR17-24-274S12	278	30	137.0	139.0	2.0	1.97	22.3
Including	278	30	137.7	138.3	0.6	0.61	69.6

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of its two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production in Q3 2017. Gold production in 2017 is expected to be 255,000-280,000 ounces with cash operating costs of $780-860 per ounce.

Cautionary note regarding forward-looking information

Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Such statements include: the timing of the release of the remaining in-fill drilling results; the timing of the extension drilling of the West Reef to begin; and Prestea Underground's ability to contribute to Golden Star's transformation into a high grade, low cost gold producer. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties. Factors that could cause actual results to differ materially include timing of and unexpected events during exploration; variations in ore grade; variations in relative amounts of refractory, non-refractory and transition ores; technical or permitting issues; fluctuations in gold price and costs; availability of capital and/or external financing on acceptable terms; changes in U.S. and Canadian securities markets; and general economic conditions. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these risks and other factors in the Company's Annual Information Form for the year ended December 31, 2016 and other filings of the Company with the United States Securities and Exchange Commission and the applicable Canadian securities regulatory authorities. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event.

Technical Information

The technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a Qualified Person pursuant to National Instrument 43-101. Mr. Wasel is Vice President of Exploration for Golden Star and an active member and Registered Chartered Professional of the Australasian Institute of Mining and Metallurgy.

The results for Prestea Underground stated herein are based on the analysis of saw-split HQ/NQ diamond half core.  Sample preparation and analysis have been carried out at SGS Laboratories in Tarkwa using a 500 gram pulverized sample. The sample is brush screened through a 75 micron nylon screen.  The plus and minus sized fractions are then analyzed by fire assay. The plus fraction is fired to extinction and the minus fraction is fired twice. The plus and minus sized fraction analysis are then weight averaged to determine total gold content. Detection limit to 0.01 ppm.

All analytical work is subject to a systematic and rigorous Quality Assurance-Quality Control (QA-QC). At least 5% of samples are certified standards and the accuracy of the analysis is confirmed to be acceptable from comparison of the recommended and actual "standards" results. The remaining half core is stored on site for future inspection and detailed logging, to provide valuable information on mineralogy, structure, alteration patterns and the controls on gold mineralization.

Additional information on earlier drilling results and Mineral Reserve and Mineral Resource estimates at Prestea are available in the Company's National Instrument 43-101 compliant Technical Report titled "NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" with an effective date of November 3, 2015.

SOURCE Golden Star Resources Ltd.

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%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 06-JUL-17